UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No.1)*
              WALTER INDUSTRIES, INC.
                         (Name of Issuer)
                   Common Stock, $.01 par value
                  (Title of Class of Securities)
                          93317 Q 10 5

                          (CUSIP Number)
                          Alan M. Stark
                          80 Main Street
                  West Orange, New Jersey 07052
                       (973)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                         May 4, 1998
                        (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the of the Act (however, see the Notes).

                           SCHEDULE 13D


CUSIP No. 93317 Q 10 5
__________________________________________________________________
               1) Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
                                   (7)  Sole voting Power
Number of           2,134,432
Shares Bene-
                    ficially       (8)  Shared Voting Power
                    owned by              543,987
Each Report-
                    ing Person     (9)  Sole Dispositive Power
With                2,134,432

                                   (10) Shared Dispositive Power
                      543,987
_________________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   2,678,419
_________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    4.9%
_________________________________________________________________
               14)  Type of Reporting Person
               I N


  Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 2,678,419 Shares. Of this amount, 742,360 Shares were purchased by Omega Capital Partners, L.P., at a cost of $9,744,974; 64,939 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $895,288; 73,200 Shares were purchased by Omega Capital Investors, L.P., at a cost of $1,133,795; 1,259,933 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $18,369,269; and 543,987 Shares were purchased by the Managed Account at a cost of $7,361,255. The source of funds for the purchase of all such Shares was investment capital.
 Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10Q for the quarterly period ended February 28, 1998, filed with the Securities & Exchange Commission, there were issued 53,792,393 Shares of Common Stock issued and outstanding on March 31, 1998. Omega Capital Partners, L.P., owns 742,360 Shares, or 1.4% of those outstanding; Omega Institutional Partners, L.P., owns 64,939 Shares, or 0.1% of those outstanding; Omega Capital Investors, L.P., owns 73,200 Shares, or 0.1% of those outstanding; Omega Overseas Partners, Ltd., owns 1,253,933 Shares, or 2.3% of those outstanding; and the Managed Account owns 543,987 Shares, or 1.0% of those outstanding.
          The following details the transactions by each of Omega Capital Partners, L.P., Omega Overseas Partners, Ltd., and the Common Stock within the 60 day period prior to May 4, 1998 and through the date of this filing. All such transactions were open market sale transactions.
                  Omega Capital Partners, L.P.

Date of             Amount of           Price Per
Transaction          Shares                Share
05/04/98             52,000             $21.01



                  Omega Overseas Partners, Ltd.


Date of             Amount of           Price Per
Transaction          Shares                Share
05/04/98             5,600              $21.01


                       The Managed Account


Date of             Amount of           Price Per
Transaction          Shares                Share
05/04/98             42,200             $21.01

                        Signature
          After reasonable inquiry and to the best of the under-signed's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 1998


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Investors, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).